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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of October 2003

AGNICO-EAGLE MINES LIMITED
(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
By: /s/ DAVID GAROFALO

David Garofalo
Vice-President, Finance and Chief Financial Officer

Date: October 30, 2003

News Release

Stock Symbols:	AEM (NYSE)	For further information:
	AGE (TSX)	Barry Landen, V.P. Corporate Affairs Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS THIRD QUARTER RESULTS

        Toronto, Canada (October 29, 2003) — Agnico-Eagle Mines Limited today reported a net loss of $11.9 million, or $0.14 per share, in the third quarter of 2003 compared with a net loss of $0.6 million, or $0.01 per share last year. For the year to date, the net loss was $21.9 million, or $0.26 per share, compared with net income of $3.2 million, or $0.05 per share, in the first nine months of 2002. Management's Discussion and Analysis for the third quarter of 2003 is appended to this press release.

        "While there has been steady progress in resolving LaRonde's operating issues this year, our progress has been slower than expected and our third quarter operating results are very disappointing. We are taking the steps necessary to ensure that LaRonde will become a strong cash flow generator for many years and form the foundation for our regional growth plan", said Sean Boyd, President & Chief Executive Officer.

        "During the quarter, Agnico-Eagle made significant progress in advancing our regional growth strategy by increasing our gold resources and expanding our land coverage of the two major gold trends in the region. Our strong financial position puts us in a good position to pursue our regional growth opportunities", added Mr. Boyd.

        A summary of third quarter activities includes:

  •
  Slowdown in production drilling, blasting and extraction generated weaker operating results due to lower-than-planned ore production from higher gold grade areas of mine. Fourth quarter production expected to be 70,000 to 75,000 ounces; cash operating costs of $210 to $230 per ounce, $240 to $260 per ounce including El Coco royalty.

  •
  Longer-term gold production target from LaRonde revised downwards to 300,000 ounces per annum as a result of change in ore mix leading to increased byproduct production.

  •
  Deep drilling at LaRonde continues to point to higher grade "core" which could significantly enhance economics of LaRonde II. Continued conversion of gold resource to reserve expected at year end.

  •
  High grade "multi-ounce" gold drill intersections encountered at Lapa Deposit lead to possible new gold zone, larger gold resource and over 60% conversion of inferred to indicated gold resource.

  •
  Goldex Deposit progressing towards independently reviewed feasibility study by year end.

  •
  Consolidation of property position west and south of LaRonde opens up previously unexplored gold horizon for systematic drill program.

  •
  Establishment of dedicated regional development team to evaluate and prioritize Company's pipeline of projects in the region.

Live Conference Call Scheduled for October 30, 2003

        The Company's senior management will host a live conference call in the Toronto II Room at the Toronto Hilton, 145 Richmond Street West, Toronto, Ontario on Thursday, October 30, 2003 at 11:00 a.m. (ET). The Company will discuss its third quarter 2003 financial and operating results and provide an update on regional exploration activities. All those interested are invited to attend in person, by telephone or by webcast.

        To participate in the conference call, please dial (416) 640-4127. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call. The replay number will be 1-877-289-8525 pass code 233186#. A live audio webcast of the call will be available on the Company's website at www.agnico-eagle.com.

LaRonde Operating Performance

        Despite record tonnage from the lower part of the mine in the third quarter, production drilling challenges slowed down planned extraction time. As a result, five mining blocks containing approximately 27,000 ounces were not extracted as planned in the third quarter which negatively affected operating results. The mill also realized lower-than-planned recoveries due to numerous "stop-start" cycles resulting from shortages of ore and electrical problems as well as variable ore types coming from the different levels of the mine.

        A number of initiatives have been undertaken to accelerate the drilling, blasting and extraction cycle. These include the addition of two production drills acquired with the Bousquet purchase, increasing drill hole diameter, the blasting of stopes in one mass blast rather than four separate blasts and using electronic detonators. The blasting results have been positive with good fragmentation, less vibration, minimal damage to the surrounding walls and higher productivity. The lower mine is currently entering a phase with a higher proportion of secondary stopes available to be mined. These secondary mining blocks are de-stressed and have historically been easier to extract. All of these factors are expected to result in increasing quantities of higher gold grade ore being extracted from the lower mine.

        In spite of these difficulties, over 361,000 tons, or 63% of the ore produced in the third quarter was hoisted from the lower levels of the mine. Total ore processed for the quarter was nearly 571,000 tons, or 6,200 tons per day on average, which was well below target of 7,800 tons per day resulting in increased onsite operating costs of C$56 per ton. At target ore production levels, these costs are expected to be approximately C$45 per ton.

        The proportion of ore from the lower levels of the mine is expected to continue to increase as ore development has been on plan this year and all the stopes slated for production in the fourth quarter have been fully developed. Including underground broken ore, over 283,000 tons was stockpiled at the end of the quarter, an increase of over 64,000 tons from the previous quarter. The ramp system between the two lower level mining horizons is now complete which facilitates the efficient movement of production equipment and manpower throughout the lower mine. The mine's overall performance is expected to improve steadily with underground crushing infrastructure now optimized, the ability to hoist at design capacity in the Penna Shaft and the mill's proven ability to mill at or above 8,000 tons per day.

        Also boding well for production is the fact that the rock fall experienced during the first quarter has been completely backfilled and normal mining operations in the immediate area resumed in the third quarter.

Operating Challenges over Past Year Leads to Reduction of Gold Production Projections

        Gold production was 51,192 ounces in the third quarter, slightly higher than the third quarter of 2002 but well below expectations. Cash operating costs to produce an ounce of gold were $309 per ounce compared to $197 per ounce in the third quarter of 2002 due to fewer than planned higher grade gold mining blocks being extracted, resulting in lower than expected gold production, and a significantly stronger Canadian dollar. Including the El Coco royalty, total cash operating costs were $368 per ounce compared to $208 per ounce last year. The ore from El Coco and the related royalty payments will be largely exhausted by the end of 2003.

        Given the third quarter results, the Company will not achieve its most recent production target of 300,000 ounces for 2003. In the fourth quarter, production is expected to be between 70,000 and 75,000 ounces at a cash operating cost between $210 and $230 per ounce. Total cash operating costs, including the El Coco royalty, are projected to be between $240 and $260 per ounce. The cash operating cost projection has been prepared based on assumed byproduct prices and exchange rates for the fourth quarter of $4.90 per ounce silver, $0.40 per pound zinc, $0.85 per pound copper and $1.30 US dollar/Canadian dollar exchange rate.

        The Company is undertaking a comprehensive review of short-term and long-term production targets with a more conservative view, based on recent experience, of daily tonnage targets at depth thereby placing more emphasis than originally planned on the upper levels of the mine. While this does not have an impact on gold reserves, the resultant change in the originally planned ore mix would more evenly distribute gold production over LaRonde I's life. The new mine plan will be devised with an annual gold production target of 300,000 ounces per annum. Any displacement of gold/copper mining blocks at depth will result in a corresponding increase in production from silver/zinc mining blocks. The mine planning process is ongoing and is expected to be completed in December.

LaRonde Continues Aggressive Drilling Program

        Eight drills were in operation during the third quarter and focused on the following target areas:

  •
  Three drills on production delineation drilling on Zone 20 North between Level 137 and 209.

  •
  Two drills testing Zone 7 between Levels 170 to 194.

  •
  One drill on definition drilling Zone 20 North between Levels 182 to 209

  •
  Two drills on LaRonde II below level 215.

        A total of 33,020 feet of diamond drilling was completed during the quarter with 113,796 feet completed year to date.

        Delineation drilling continued between Levels 137 and 209 on Zone 20 North. With continued improvement in access, now down to Level 182, the pace of drilling is accelerating with grades encountered to date above reserve grade. These results continue to confirm the existence of higher grade mineralization towards the western limit of the deposit.

        Definition and delineation drilling started on Zone 7 from Levels 170 and 194. The results summarized below point to higher grades at the eastern limit of Zone 7:

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Silver (oz/ton)	Copper (%)	Zinc (%)
17007732	9.2	161.7	172.9	0.41	2.84	0.97	3.75
17007741	9.8	188.6	203.4	0.55	4.39	1.32	2.94
17007742	27.2	183.1	225.4	0.20	1.32	0.33	2.55
3170-46	15.4	401.9	422.6	0.26	1.96	0.42	4.01
3170-47	9.2	530.5	545.6	0.34	1.81	0.14	4.04
3170-48	9.2	297.9	308.4	0.11	0.30	0.06	0.72
3194-69A	9.8	587.3	600.7	0.19	1.02	0.44	3.08
3194-70	10.5	404.2	416.7	0.14	1.07	0.71	1.96
3194-71	9.2	488.2	501.0	0.19	0.80	0.91	2.56

        On LaRonde II, two drills tested Zone 20 North below the bottom of the Penna Shaft with results summarized below:

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Silver (oz/ton)	Copper (%)	Zinc (%)
3215-60C	45.9	2,172.5	2,234.6	0.10	0.12	0.23	0.03
3215-64A	32.8	2,874.6	2,927.5	0.15	0.69	0.64	0.16
3215-65	32.8	3,378.9	3,423.2	0.10	0.56	0.30	0.11
3215-65A	49.2	3,046.2	3,120.0	0.28	0.64	0.24	0.02
3215-66	32.8	1,237.5	1,272.6	0.18	0.28	0.24	0.07

        Currently, two drills are testing Zone 20 North and 20 South at depth with the objective of obtaining sufficient drilling for continued conversion of gold resource to reserve at year end and testing the limits of the ore body. While drilling essentially defined the eastern limit of Zone 20 North, drill hole 3215-65A intersected mineralization grading 0.28 ounces gold per ton over a true thickness of 49.2 feet. This continues to confirm a higher grade core at depth and to the west as was suggested in earlier drilling results. Currently, one of the deepest and most westerly drill holes is being attempted outside the present resource envelope and close to the former Bousquet boundary where previous drilling had entered Zone 20 North and encountered encouraging gold values prior to being halted due to the former southern boundary. Results from this drill hole are expected in the fourth quarter.

        Additional results from drill hole 3215-65A of 9.2 feet grading 0.08 ounces of gold per ton were also returned from an intersection of a broad, silicified alteration zone of 30 feet with stringer pyrite, chalcopyrite and sphalerite mineralization corresponding to Zone 20 South. This mineralization occurred at a depth of 10,000 feet and was located on the newly acquired Terrex Property, immediately south of the LaRonde Property. The drill hole had previously intersected Zone 20 North but was halted within 150 feet of the former southern boundary. Follow up drilling was also constrained by the southern boundary. Previous drilling had also intersected mineralization, however, it was also constrained by the boundary and by drill station availability from the Level 215 exploration drift. Assuming a typical western rake, the potential zone remains untested. As the Level 215 exploration drift continues to the west, additional drilling will be conducted. The intercept, while narrow and low grade, is the first indication of gold mineralization at a depth of 10,000 feet other than Zone 20 North. A full bankable feasibility study on LaRonde II is scheduled to be completed by the third quarter of 2004.

Lapa Encounters Possible New Zone at Depth with High Grade Gold Intercepts

        On the 100% owned Lapa Property, located 7 miles east of LaRonde, seven diamond drills are continuing to drill the Contact Zone with the most significant results highlighted below (full results are included in Appendix A of this press release):

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Gold (oz/ton) Uncut
118-03-06A	11.8	2,561.3	2,577.1	0.36	0.36
118-03-25C	10.2	4,016.7	4,028.8	0.16	0.16
118-03-28B	12.1	3,760.5	3,775.2	0.10	0.10
118-03-28F	9.5	3,551.8	3,561.6	0.13	0.13
118-03-29	9.8	3,836.7	3,850.7	0.16	0.16
118-03-29B	10.5	3,655.6	3,667.6	0.20	0.20
118-03-31	17.4	1,784.1	1,813.6	0.21	0.21
118-03-35	29.2	3,811.0	3,841.8	0.21	0.21
118-03-36	9.2	1,921.9	1,940.3	0.10	0.10
118-03-33A	21.7	2,509.8	2,536.7	0.32	0.32
118-03-35A	25.3	4,288.0	4,328.4	0.49	1.71
118-03-39	11.2	2,290.0	2,315.6	0.24	0.24

        In addition to confirming and further defining the shape, size and high-grade nature of the main Contact Zone gold lens, the diamond drilling has traced mineralization further at depth and discovered both a new and adjacent zone of high-grade gold mineralization to the west with indications of a new zone recurring along the main trend but further to the east. The Lapa Deposit is currently open at depth, to the west and east. To date, the Lapa Deposit has been traced over a vertical extent of 2,630 feet, to a depth of 3,870 feet and a strike length of 1,580 feet.

        Drill hole intercept 118-03-35A which returned an uncut grade of 1.71 ounces of gold per ton over 25 feet is located 430 feet west and 65 feet deeper than a previously reported drill hole intercept 118-03-25 which returned 0.24 oz/ton of gold over 13.8 feet. This new intercept, located at an approximate depth of 3,870 feet below the surface, contains multiple occurrences of visible gold and is the deepest and also the richest intersection ever returned on the Contact Zone to date.

        Drill hole 118-03-21A originally targeting the western extension of the main Contact Zone horizon intersected visible gold mineralization in a possible new zone. Additional drilling has located this zone less than 20 feet to the south and west of the main gold lens. The strength of the gold mineralization at depth is very encouraging as the Contact South Zone is open in all directions, except to the east. The most significant drill results from this new Contact South Zone are summarized as follows (full results are included in Appendix A of this press release):

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Gold (oz/ton) Uncut
118-03-21A	11.5	3,148.9	3,163.0	0.32	0.32
118-03-28E	12.8	3,358.6	3,372.7	0.52	2.24
118-03-28F	20.3	3,401.5	3,422.9	0.19	0.19
118-03-35A	16.4	4,237.8	4,265.0	0.14	0.14

        The two highest grade drill holes, 118-03-35A in the Contact Zone and 118-03-28E in the Contact South Zone, indicated a high frequency of visible gold and in the case of the Contact Zone, declining arsenopyrite mineralization at depth. The former drill hole intersected 0.49 ounces (1.71 ounces uncut) of gold per ton over 25.3 feet while the latter returned 0.52 ounces (2.24 ounces uncut) of gold per ton over 12.8 feet.

Lapa Gold Mineral Resource Growing and Indicated Category Now Defined

        Due to the increased density of drill holes, recent drilling results and a growing deposit, a new resource calculation was completed to quantify the new results.

        The Lapa Deposit is now estimated to have an indicated mineral resource of 722,000 ounces of gold in 2.5 million tons grading 0.29 ounces per ton and an inferred mineral resource of 462,000 ounces of gold in 1.9 million tons grading 0.25 ounces per ton. If the current indicated and inferred resource estimate of the Lapa Deposit were disclosed as an inferred resource, then the Lapa resource has increased, compared to that previously disclosed, by 17% in terms of gold ounces, 9% in gold grade and 7% in tonnage. The full mineral resource estimate is included in Appendix A of this press release.

        Over the next three months, three drill rigs will continue to drill for extensions to the Contact Zone, Contact South Zone and the new occurrences of significant gold mineralization intercepted to the east in holes 118-03-29 and 118-03-29B. Four other rigs will continue to drill in-fill holes and further define the upper block of Contact Zone mineralization. This aggressive drilling program will continue to at least the end of the year in order to provide results for a pre-feasibility study, also expected to be completed by year end. Preliminary engineering and baseline environmental studies have been initiated.

Goldex Progressing Towards Feasibility

        A draft feasibility study is currently being reviewed by an independent engineer. Baseline environmental studies have also been initiated and preliminary plans are being drawn up with respect to potentially dewatering Goldex at the beginning of 2004.

Bousquet to Serve as Regional Hub for Exploration and Development

        With the acquisition of the Bousquet property, the former mine office is now being used by a dedicated regional development team to evaluate and prioritize the Company's pipeline of projects in the region.

        The former mine's infrastructure is being restored for a planned underground drilling program, with three main target areas identified. The first is the thickening felsic rock package on the western portion of Bousquet and on the adjacent Ellison property to the west of Bousquet. Ellison in turn is to the east and adjacent to Cambior's Westwood discovery. The second target is the down plunge extension of the Bousquet Mine's 3-1 Zone with the third target area below the Bousquet II/LaRonde #1 Shaft Zone at depth. This area will also be tested for potential extensions of Zone 20 North across the former boundary at depth. Three drills will be in operation at Bousquet by next week, bringing the number of Agnico-Eagle drills active in exploration on the Cadillac-Bousquet Belt to 21.

LaRonde Mine Tour

        Analysts and investors are invited to a tour of the LaRonde minesite on Thursday, November 20, 2003. The visit will focus on operations and will include an underground tour. A regional exploration and development update will also be provided on the Company's projects and programs on the Cadillac-Bousquet Belt. Space is limited and will be reserved on a first-come first-serve basis. Please register with Hazel Winchester at 416-847-3717.

Download Illustrations from Company's Website

        The longitudinal illustrations that detail the drill results and a map of the properties discussed in this news release can be viewed and downloaded from the Company's website www.agnico-eagle.com (Press Release) or:

http://files.newswire.ca/3/PropertyPlan.pdf
http://files.newswire.ca/3/LONG7Upper.pdf
http://files.newswire.ca/3/LONG7Lower.pdf
http://files.newswire.ca/3/LONG20N.pdf
http://files.newswire.ca/3/LONG20S.pdf
http://files.newswire.ca/3/Lapa.pdf

Scientific and Technical Data

        All Lapa drill core has been logged and the results have been verified by Dino Lombardi, P.Geo., Senior Geologist for the Company's Exploration Division and who is fully qualified per the standards outlined in National Instrument 43-101. The drill core is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assays or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Québec, and Expert Laboratories Inc., Rouyn-Noranda, Québec.

        A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde data disclosed in this news release. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2003 Ore Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated May 12, 2003, filed on SEDAR.

        The effective date of the Lapa Deposit estimate is October 29th, 2003. The estimate is based on a $300 per ounce gold price, a US dollar/Canadian dollar exchange rate of $1.50 and a grade cut-off of 0.15 ounces per ton. The estimate was derived using a three dimensional model of the deposit based on drill hole intercepts that were adjusted so that a minimum measured zone orthogonal thickness of 9.2 feet was reached. The deposit drill hole intercept sample results were recombined into 1.0 metre long composites prior to interpolating the grade using the inverse distance power squared interpolation method. It is not known to what extent, if any, the mineral resource estimate may be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Mineral resources which are not mineral reserves do not have demonstrated economic viability. A qualified person, Marc Legault, P.Eng., Agnico-Eagle's Manager, Project Evaluations, supervised the preparation of the Lapa mineral resource estimate disclosed in this press release.

Forward Looking Statements

        This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

        Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

Schedules Attached:
Management's Discussion and Analysis
Summarized Quarterly Data
Consolidated Financial Statements (excluding notes)
Appendix A Full Lapa Drill and Gold Resource Results

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS — UNITED STATES GAAP
(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

        Agnico-Eagle reported a third quarter net loss of $11.9 million, or $0.14 cents per share, compared with a net loss of $0.6 million, or $0.01 cents per share, in the third quarter of 2002. For the year to date, Agnico-Eagle reported a net loss of $21.9 million, or $0.26 cents per share, compared with net income of $3.2 million, or $0.05 cents per share, in the first nine months of 2002. The year to date figures include a non-cash charge of $1.7 million (net of tax), or $0.02 per share, representing the cumulative effect of adopting Financial Accounting Standards Board Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). For a full description of the accounting change, please see the Company's 2002 Management Discussion and Analysis of Operations and Financial Condition under the caption "Critical Accounting Policies — Reclamation Costs."

        In the third quarter of 2003, the Company produced 51,192 ounces compared with 50,073 ounces produced in the third quarter of 2002. Year to date, the Company has produced 166,354 ounces of gold compared with 184,948 ounces produced in the first nine months of 2002. Despite record tonnage from the lower part of the mine in the third quarter, production drilling challenges slowed down planned extraction time. As a result, five mining blocks containing approximately 27,000 ounces were not extracted as planned in the third quarter which negatively impacted operating results. In addition, the mill experienced a difficult quarter with numerous "stop-start" cycles due to shortages of ore and electrical problems as well as variable ore types with increasing production from the lower levels.

        Given these operating challenges, the Company will not achieve its most recent production target of 300,000 ounces for 2003. In the fourth quarter, production is expected to be 70,000 to 75,000 ounces at a cash cost of $210 to $230 per ounce. Total cash operating costs, including the El Coco royalty, are projected to be $240 to $260 per ounce. The cash operating cost projection has been prepared based on assumed byproduct prices and exchange rates for the fourth quarter of $4.90 per ounce silver, $0.40 per pound zinc, $0.85 per pound copper and $1.30 US/Canadian dollar.

        The table below summarizes the key variances in net loss for the third quarter and year to date 2003 from the net income (loss) reported for the comparable periods in 2002:

	Third Quarter	Year to Date
	(millions of dollars)
Increase in gold price	$2.6	$7.3
Increase in copper production	1.4	5.7
Increase in silver production and price	0.6	4.4
Increase in operating costs	(5.6)	(13.1)
Increase (decrease) in gold production	0.3	(6.7)
Stronger Canadian dollar	(2.4)	(4.5)
Increase in El Coco royalty	(2.5)	(4.6)
Cumulative effect of adopting FAS 143	—	(1.7)
Increase in amortization	(1.2)	(3.5)
Decrease in zinc production	—	(2.1)
Increase in deferred tax expense	(0.1)	(1.1)
Increase in interest expense	(0.4)	(1.2)
Exploration and other corporate items	(4.0)	(4.0)

Net negative variance	$(11.3)	$(25.1)

        The increase in operating costs was attributable to the operating difficulties encountered in the third quarter of 2003 as well as the increased throughput rate. In the first nine months of 2003, the mill processed 396,000 more tons of ore than in the same period of 2002 and achieved onsite operating costs of C$52 per ton compared to C$51 per ton in the first nine months of 2002. In the third quarter of 2003, the operational difficulties discussed above led to an increase in operating costs to C$56 per ton from C$51 per ton in the third quarter of 2002.

        In the third quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $309 per ounce from $197 per ounce in 2002. In the third quarter of 2003, total cash operating costs to produce an ounce of gold were $368 compared to $208 in the same quarter of 2002. For the year to date 2003, cash operating costs increased to $226 from $143 excluding the El Coco royalty and total cash operating costs increased to $287 from $173 in the first nine months of 2002. Total cash operating costs increased over 2002 due to lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated in the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

        The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

	Q3 2003	Q3 2002	YTD 2003	YTD 2002
	(thousands of dollars, except where noted)
Cost of production per Consolidated Statements of Income (Loss)	$25,909	$15,460	$74,837	$52,676
Adjustments:
Byproduct revenues	(7,150)	(5,225)	(28,017)	(19,473)
El Coco royalty	(3,000)	(573)	(10,074)	(5,532)
Revenue recognition adjustment(i)	132	432	1,165	(299)
Non cash reclamation provision	(85)	(250)	(302)	(925)

Cash operating costs	$15,806	$9,844	$37,609	$26,447
Gold production (ounces)	51,192	50,073	166,354	184,948

Cash operating cost (per ounce)	$309	$197	$226	$143
El Coco royalty (per ounce)	59	11	61	30

Total cash operating costs (per ounce)(ii)	$368	$208	$287	$173

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii)
Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

        Amortization expense increased 35% to $4.5 million in the third quarter of 2003 from $3.3 million in the third quarter of 2002 and increased 35% to $13.8 million in the first nine months of 2003 from $10.2 million in the first nine months of 2002. The increase in amortization is attributable to the increased mill throughput of approximately 28% and an increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

        Income and mining taxes increased to $0.1 million and $1.1 million respectively in the third quarter and nine months ended September 30, 2003 compared to nil in both comparable periods in 2002. The Company does not expect to pay cash income and mining taxes in 2003 however it accrues deferred income and mining taxes to reflect the drawdown of tax pools.

Liquidity and Capital Resources

        At September 30, 2003, Agnico-Eagle's consolidated cash and cash equivalents were $115 million while working capital was $144 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $215 million of available cash resources at September 30, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day. The credit agreement in respect of the undrawn $125 million bank facility was amended in the third quarter to temporarily defer the completion test covenant. The Company now expects to achieve completion in 2004 and will likely seek a further amendment to reflect the 2004 completion date.

        Cash deficiency from operating activities, before working capital changes, was $6.6 million and $6.5 million, respectively in the quarter and nine months ended September 30, 2003 compared to cash flow of $2.3 million and $14.9 million, respectively in the quarter and nine months ended September 30, 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

        For the three and nine months ended September 30, 2003, capital expenditures and investments were $11.7 million and $41.1 million respectively compared to $22.0 million and $51.7 million in the three and nine months ended September 30, 2002. Capital expenditures at the Company's LaRonde Mine decreased to $7.5 million and $29.0 million in the three and nine months ended September 30, 2003 from $21.5 million and $50.9 million in the three and nine months ended September 30, 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. In the third quarter of 2003, the Company invested approximately $4.2 million in cash to acquire Barrick Gold Corporation's interest in the Bousquet property. This cash outflow is netted in "Acquisitions, investments and other" in the Company's Consolidated Statements of Cash Flows.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(Unaudited)

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Consolidated Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$24,845	$20,224	$84,971	$76,387
Mine operating costs	25,909	15,460	74,837	52,676

Mine operating profit (loss)	$(1,064)	$4,764	$10,134	$23,711

Net income (loss) for period	$(11,869)	$(630)	$(21,885)	$3,207
Net income (loss) per share	$(0.14)	$(0.01)	$(0.26)	$0.05
Operating cash flow (before non-cash working capital)	$(6,580)	$2,343	$(6,525)	$14,948
Weighted average number of shares — basic (in thousands)	83,954	69,549	83,838	68,863
Tons of ore milled	570,661	456,818	1,821,585	1,425,234
Head grades:
Gold (ounces per ton)	0.10	0.13	0.10	0.15
Silver (ounces per ton)	1.69	2.25	2.14	2.34
Zinc	2.71%	4.01%	3.18%	4.30%
Copper	0.62%	0.31%	0.53%	0.28%
Recovery rates:
Gold	91.60%	92.43%	91.26%	93.28%
Silver	79.79%	77.60%	81.43%	80.41%
Zinc	75.00%	67.20%	77.10%	78.28%
Copper	79.90%	63.60%	79.40%	63.44%
Payable production:
Gold (ounces)	51,192	50,073	166,354	184,948
Silver (ounces in thousands)	648	547	2,733	1,990
Zinc (pounds in thousands)	20,561	20,713	75,605	81,450
Copper (pounds in thousands)	5,411	1,728	14,382	4,943
Realized prices per unit of production:
Gold (per ounce)	$365	$314	$354	$307
Silver (per ounce)	$5.04	$4.73	$4.98	$4.65
Zinc (per pound)	$0.37	$0.37	$0.36	$0.36
Copper (per pound)	$0.80	$0.74	$0.76	$0.75
Onsite operating costs per ton milled (Canadian dollars)	$56	$51	$52	$51

Total operating costs per gold ounce produced:
Onsite operating costs (including asset retirement expenses)	$451	$304	$396	$256
Less: Non-cash asset retirement expenses	(2)	(5)	(2)	(5)
Net byproduct revenues	(140)	(102)	(168)	(108)

Cash operating costs	$309	$197	$226	$143
Accrued El Coco royalties	59	11	61	30

Total cash operating costs	$368	$208	$287	$173
Non-cash costs:
Asset retirement expenses	2	5	2	5
Amortization	87	66	83	55

Total operating costs	$457	$279	$372	$233

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	September 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$114,873	$152,934
Metals awaiting settlement	18,861	29,749
Income taxes recoverable	4,748	2,900
Inventories:
Ore stockpiles	5,701	4,604
In-process concentrates	2,531	1,008
Supplies	5,652	5,008
Prepaid expenses and other	9,796	10,025

Total current assets	162,162	206,228
Fair value of derivative financial instruments	6,178	1,835
Investments and other assets	13,287	8,795
Future income and mining tax assets	23,759	23,890
Mining properties	397,452	353,059

	$602,838	$593,807

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$17,043	$15,246
Dividends payable	756	3,013
Income and mining taxes payable	—	954
Interest payable	310	1,873

Total current liabilities	18,109	21,086

Long-term debt	143,750	143,750

Fair value of derivative financial instruments	—	5,346

Asset retirement obligation and other liabilities	21,806	5,043
Future income and mining tax liabilities	23,140	20,889

Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 84,391,716 (2002 — 83,636,861)	600,447	591,969
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(217,908)	(196,023)
Accumulated other comprehensive loss	(9,419)	(21,166)

Total shareholders' equity	396,033	397,693

	$602,838	$593,807

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
REVENUES
Revenues from mining operations	$24,845	$20,224	$84,971	$76,387
Interest and sundry income	489	2,160	3,252	2,773

	25,334	22,384	88,223	79,160
COSTS AND EXPENSES
Production	25,909	15,460	74,837	52,676
Exploration and corporate development	2,199	1,081	4,637	2,724
Amortization	4,471	3,313	13,775	10,242
General and administrative	1,594	1,364	5,301	3,863
Provincial capital tax	408	182	1,182	1,174
Interest	2,236	1,833	6,694	5,486
Foreign currency (gain) loss	(17)	(439)	(41)	(940)

Income (loss) before income, mining and federal capital taxes	(11,466)	(410)	(18,162)	3,935
Federal capital tax	309	220	898	728
Income and mining tax expense	94	—	1,082	—

Income (loss) before cumulative catch-up adjustment	(11,869)	(630)	(20,142)	3,207
Cumulative catch-up adjustment relating to FAS 143	—	—	(1,743)	—

Net income (loss) for the period	$(11,869)	$(630)	$(21,885)	$3,207

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	$(0.14)	$(0.01)	$(0.24)	$0.05
Cumulative catch-up adjustment per share — basic and diluted	—	—	(0.02)	—

Net income (loss) per share — basic and diluted	$(0.14)	$(0.01)	$(0.26)	$0.05

Weighted average number of shares (in thousands)
basic	83,954	69,549	83,838	68,863
diluted	83,954	69,549	83,838	68,863

Comprehensive income (loss):
Net Income (loss) for the period	$(11,869)	$(630)	$(21,885)	$3,207
Other comprehensive income (loss):
Unrealized gain (loss) on hedging activities, net of tax	(901)	557	7,099	(2,731)
Dilution gain on issuance of shares by subsidiary, net of tax	4,500	—	4,500	—
Unrealized gain (loss) on available for sale securities, net of tax	1,649	—	1,633	—
Realized gain on available for sale securities, net of tax	—	—	(1,485)	—

Other comprehensive income (loss)	$5,248	$557	$11,747	$(2,731)

Comprehensive income (loss) for the period	$(6,621)	$(73)	$(10,138)	$476

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

(Unaudited)

(thousands of United States dollars, US GAAP basis)

	Three months ended September 30,		Nine Months ended September 30,
	2003	2002	2003	2002
Deficit
Balance, beginning of period	$(206,039)	$(193,383)	$(196,023)	$(197,220)
Net income (loss) for the period	(11,869)	(630)	(21,885)	3,207

Balance, end of period	$(217,908)	$(194,013)	$(217,908)	$(194,013)

Accumulated other comprehensive loss
Balance, beginning of period	$(14,667)	$(18,864)	$(21,166)	$(15,576)
Other comprehensive income (loss) for the period	5,248	557	11,747	(2,731)

Balance, end of period	$(9,419)	$(18,307)	$(9,419)	$(18,307)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(thousands of United States dollars, US GAAP basis)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Operating activities
Net income (loss) for the period	$(11,869)	$(630)	$(21,885)	$3,207
Add (deduct) items not affecting cash from operating activities:
Amortization	4,471	3,313	13,775	10,242
Provision for future income and mining taxes	187	541	2,251	541
Unrealized (gain) loss on derivative contracts	(171)	(1,344)	(2,677)	(1,344)
Cumulative catch-up adjustment relating to FAS 143	—	—	1,743	—
Amortization of deferred costs and other	802	463	268	2,302

Cash flow from operations, before working capital changes	(6,580)	2,343	(6,525)	14,948
Change in non-cash working capital balances
Metals awaiting settlement	10,375	11,913	10,888	2,426
Income taxes recoverable	(977)	(649)	(1,848)	(1,189)
Inventories	(908)	(507)	(3,264)	(330)
Prepaid expenses and other	(2,802)	(124)	(1,109)	189
Accounts payable and accrued liabilities	3,289	(3,016)	1,971	2,712
Interest payable	(1,636)	(1,659)	(1,563)	(1,645)

Cash flows from (used in) operating activities	761	8,301	(1,450)	17,111

Investing activities
Additions to mining properties	(7,468)	(21,486)	(28,976)	(50,940)
Acquisitions, investments and other	(4,192)	(504)	(12,079)	(808)

Cash flows used in investing activities	(11,660)	(21,990)	(41,055)	(51,748)

Financing activities
Dividends paid	—	(25)	(2,431)	(1,344)
Common shares issued	4,640	3,502	6,960	16,066
Proceeds from long-term debt	—	—	—	143,750
Financing costs	—	—	—	(5,266)
Repayment of the Company's senior convertible notes	—	—	—	(122,169)

Cash flows from financing activities	4,640	3,477	4,529	31,037

Effect of exchange rate changes on cash and cash equivalents	54	(400)	(85)	119
Net decrease in cash and cash equivalents	(6,205)	(10,612)	(38,061)	(3,481)
Cash and cash equivalents, beginning of period	121,078	28,311	152,934	21,180

Cash and cash equivalents, end of period	$114,873	$17,699	$114,873	$17,699

Other operating cash flow information:
Interest paid during the period	$3,477	$3,708	$7,401	$22,950

Taxes paid during the period	$1,065	$663	$2,234	$3,302

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

APPENDIX A
FULL LAPA DRILL AND GOLD RESOURCE RESULTS

Contact Zone

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Gold (oz/ton) Uncut
118-03-06A	11.8	2,561.3	2,577.1	0.36	0.36
118-03-25B	9.2	4,305.7	4,317.9	0.08	0.08
118-03-25C	10.2	4,016.7	4,028.8	0.16	0.16
118-03-26	10.5	1,717.8	1,734.2	n.s.r.	n.s.r.
118-03-27A	11.2	1,899.9	1,918.3	0.05	0.05
118-03-28B	12.1	3,760.5	3,775.2	0.10	0.10
118-03-28F	9.5	3,551.8	3,561.6	0.13	0.13
118-03-28E	16.7	3,508.5	3,526.9	0.06	0.06
118-03-29	9.8	3,836.7	3,850.7	0.16	0.16
118-03-29A	9.5	3,388.7	3,398.9	0.05	0.05
118-03-29B	10.5	3,655.6	3,667.6	0.20	0.20
118-03-30A	10.8	2,409.4	2,422.9	0.02	0.02
118-03-31	17.4	1,784.1	1,813.6	0.21	0.21
118-03-32	9.5	2,570.3	2,585.3	0.04	0.04
118-03-32A	11.8	2,440.9	2,455.7	n.s.r.	n.s.r.
118-03-34A	9.5	3,966.2	3,982.6	0.07	0.07
118-03-35	29.2	3,811.0	3,841.8	0.21	0.21
118-03-36	9.2	1,921.9	1,940.3	0.10	0.10
118-03-33A	21.7	2,509.8	2,536.7	0.32	0.32
118-03-35A	25.3	4,288.0	4,328.4	0.49	1.71
118-03-39	11.2	2,290.0	2,315.6	0.24	0.24

n.s.r. = no significant result

Contact South Zone

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Gold (oz/ton) Uncut
118-03-21A	11.5	3,148.9	3,163.0	0.32	0.32
118-03-28B	20.0	3,570.5	3,595.1	0.04	0.04
118-03-28E	12.8	3,358.6	3,372.7	0.52	2.24
118-03-28F	20.3	3,401.5	3,422.9	0.19	0.19
118-03-35	12.1	3,712.6	3,725.7	0.08	0.08
118-03-35A	16.4	4,237.8	4,265.0	0.14	0.14

Gold Mineral Resource 1

Category	Tons	Gold (oz/ton) Cut (1.5 oz)	Gold (ozs)	Gold (oz/ton) Uncut	Gold (ozs)
Indicated	2,460,700	0.29	722,012	0.41	997,611
Inferred	1,880,300	0.25	462,069	0.38	709,413

1.
The disclosure of indicated and inferred resource in this document is for cut gold values only. The disclosure of uncut grades for indicated resources is for comparative purposes only.

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SIGNATURE
AGNICO-EAGLE REPORTS THIRD QUARTER RESULTS
QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS — UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (Unaudited) (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited) (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS (Unaudited) (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (thousands of United States dollars, US GAAP basis)
APPENDIX A FULL LAPA DRILL AND GOLD RESOURCE RESULTS